

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2013

Via E-mail
Mr. George E. Rider
Executive Vice President, General Counsel and Secretary
Tallgrass Energy Partners, LP
6640 W. 143rd Street, Suite 200
Overland Park, KS 66223

> **Re: Tallgrass Energy Partners, LP**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 18, 2013**
>   **Response dated April 28, 2013**
>   **File No. 333-187595**

Dear Mr. Rider:

We have reviewed your response dated April 28, 2013 to oral comments provided to you April 26th and appreciate the opportunity to further discuss your response with Gary Brauchle this afternoon. We have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Combined Financial Statements, page F-15

Note 3. Business Combination, page F-23

1. Please tell us what consideration has been given to the continued application of regulatory accounting under GAAP given the criteria in ASC 980-10-15-2.c and the example contained in ASC 980-20-15-2.b. In this regard, we note that due to external factors, TIGT has not been recovering its allowable costs as that term is defined in ASC 980-10-20 and the result is a significant under recovery of allowable costs. Further, there has been a sustained period of no rate cases with respect to TIGT. We believe a sustained period of inability to recover allowable costs would necessitate a rate filing or discontinuance of regulatory accounting. In addressing TGIT's inability to recover all

allowable costs and why you believe continued application of regulatory accounting is appropriate under GAAP, please ensure you *also* address the following in detail:

- The number of years that TGIT has not recovered allowable costs
- Quantification of the amount of under recovery for the previous 10 years.
- Whether you have any plans to file a rate case with the FERC in the foreseeable future

Please be detailed in your response. Irrespective of the above considerations, please tell us whether the Section 5 proceeding under the Natural Gas Act resulted in the creation of an annual fuel tracker as a result of the settlement. We may have further substantive comment upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ James Allegretto for

Mara L. Ransom
Assistant Director

cc: Laura L. Tyson